Exhibit 99.1

Results from TORM plc's Annual General Meeting on 12 April 2018
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At the Annual General Meeting (AGM) of TORM plc the following took place:
•	The Annual Report for 2017 including the accounts and the reports of the Directors and Auditors was approved, cf. resolution 1 of the AGM notice
•	The proposal that no final dividend be distributed for the year ended 31 December 2017 was approved, cf. resolution 2 of the AGM notice
•	The 2017 Remuneration Report was approved, cf. resolution 3 of the AGM notice
•	The Board of Directors was authorized to award share-based long-term incentives under the 2018 LTIP in substitution for the 2016 LTIP, cf. resolution 4 of the AGM notice
•	The Company's Remuneration Policy was approved, cf. resolution 5 of the AGM notice
•	The Company's Non-Executive Director and Chairman Christopher H. Boehringer was re-elected for a term of two years, cf. resolution 6 of the AGM notice
•	The Company's Non-Executive Director Göran Trapp was re-elected for a term of two years, cf. resolution 7 of the AGM notice
•	The Company's Non-Executive Director Torben Janholt was re-elected for a term of two years, cf. resolution 8 of the AGM notice
•	The Company's Executive Director Jacob Meldgaard was re-elected for a term of two years, cf. resolution 9 of the AGM notice
•	Deloitte LLP was reappointed as the Company's auditor, cf. resolution 10 of the AGM notice
The Chairman of the meeting, Executive Director Jacob Meldgaard, presented the Board of Directors' report. The full report is inserted on the following pages.
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CONTACT		TORM plc
Christopher H. Boehringer, Chairman, tel.:	+45 3917 9200	Birchin Court, 20 Birchin Lane
Jacob Meldgaard, Executive Director, tel.:	+45 3917 9200	London, EC3V 9DU, United Kingdom
Christian Søgaard-Christensen, CFO, tel.:	+45 3917 9200	Tel.: +44 203 713 4560
Christian Lintner, IR, tel.:	+45 3917 9335	www.torm.com
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ABOUT TORM
TORM is one of the world's leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM's shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.
SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.
In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.
Announcement no. 9 / 12 April 2018	Results from TORM plc's Annual General Meeting on 12 April 2018	Page 1 of 4

Board of Directors' report at TORM plc's Annual General Meeting on 12 April 2018
Dear Shareholders,
In 2017, TORM continued to execute on its strategic objectives.
At the start of the year, we undertook initiatives to free up capital for growth through new financing agreements, and we used some of that capital in 2017 to grow the fleet with six MR resale vessels and two LR1 newbuildings.
In December, we completed the US listing, and finally in January this year we raised USD 100m in new equity earmarked for additional growth, some of which we utilized to purchase three MR newbuildings earlier this month.
In total, we have acquired eleven vessels since the beginning of 2017 for a total consideration of USD 352m, nine MRs and two LR1s, all at attractive prices with bank financing attached.
When I look across our industry, I can see that these are remarkable achievements. Speaking on behalf of the Board of Directors, we are pleased that TORM is in a position where we have the platform and financial strength to act on the right opportunities while maintaining our solid balance sheet intact.
TORM's financial results for 2017 and the Company's financial position
In 2017, TORM realized an EBITDA of USD 158m, a decrease of USD 42m compared to the 2016 EBITDA of USD 200m. The decrease is mainly due to a weaker freight market in 2017 compared to 2016.
The 2017 profit before tax amounted to USD 3m, a satisfying result considering the market conditions in 2017. The corresponding net result for 2016 was a loss of USD 142m, which included an impairment of USD 185m.
Both the EBITDA and the PBT results are in line with the market update provided on 23 January 2018. The result translates to a Return on Invested Capital of 2.8% in 2017 for TORM – the highest RoIC in the product tanker industry.
I would now like to elaborate on 2017 from a market and operational point of view.
Operations in 2017
In 2017, our product tanker fleet realized average TCE earnings of USD/day 14,621.
At the beginning of 2017, global clean petroleum product inventory levels were at all-time highs. Although the underlying demand for clean petroleum products remained strong, the high inventory levels implied that demand to some extent was met by local supply from either production or inventory. This trend dampened demand for transportation and kept product tanker freight rates under pressure throughout most of 2017. By the end of 2017, inventory levels were back at normalized levels, which should bode well for the future. The decrease in clean petroleum product inventories in 2017 corresponds to a loss of potential trade of 4% based on volume alone.
Despite the negative impact of high inventory levels, we have seen regional freight rate spikes over the course of 2017. One of the highlights of the 2017 product tanker market was the strong transpacific market in the second half of 2017. This suggests that the product tanker market is balanced and that the market reacts as expected when local inventory levels are low.
TORM has an ambition to be the Reference Company in the product tanker industry, and we continuously strive to optimize our operational performance.
With the One TORM approach, TORM has a number of functions in-house which others outsource, including full commercial and technical management and a Sale and Purchase team.
The in-house commercial and technical management ensures maximum flexibility to optimize performance and has proven its strength by ensuring the right trade-off between maximizing the TCE and minimizing cost.
The integrated nature of TORM's business model provides transparency and additional alignment of management and shareholder interests, which mitigates the potential for actual or perceived conflicts of interest with related parties and allows for closer control over operating expenses.
The Company's capital structure supports the operational performance by ensuring sufficient financial and strategic flexibility to allow for spot employment. The balance sheet strength combined with TORM's access to attractive funding provides a competitive advantage when pursuing vessel acquisitions.
The TORM fleet covers all larger product tanker classes (LR2, LR1, MR and Handysize). This further supports TORM's operational performance and is an important factor in meeting customer demands, as global customers in general have transportation requirements that move between vessel classes.
Safety is part of TORM's strategic focus and an integral part of the ambition of becoming the Reference Company within the product tanker industry. As part of this strategic focus, TORM wants to take safety culture, performance and quality to a higher level and to ensure a common understanding of safety across the organization. This will be accomplished through a companywide safety program called "One TORM Safety Culture – driving resilience" and involves all employees both ashore and at sea.

Announcement no. 9 / 12 April 2018	Results from TORM plc's Annual General Meeting on 12 April 2018	Page 2 of 4

Financial statements
Next, I am going to review the financial statements for 2017.
Income statement
TCE earnings in 2017 amounted to USD 397m compared to USD 458m in 2016.
In 2017, TORM made an operating profit of USD 40m.
Total administrative expenses amounted to USD 45m in 2017 compared to USD 41m in 2016. The increase is due to an increasing number of employees. On a per day basis, TORM has found a good competitive level with admin costs around USD/day 1,600, and we have shown a strong ability to manage the cost structure in this area.
EBITDA for 2017 was USD 158m compared to 2016 EBITDA of USD 200m.
The profit before tax for 2017 amounted to USD 3m compared to a loss of USD 142m in 2016.
The Board of Directors is of the opinion that the financial results for 2017 are satisfactory given the challenging market.
Balance sheet and cash flows
TORM's total assets amounted to USD 1,647m by the end of 2017. The carrying amount of vessels including capitalized dry-docking amounted to USD 1,294m, and there were prepayments on vessels of USD 88m.
The Company's equity was USD 791m as of 31 December 2017, which gave TORM an equity ratio of 48%.
The Group's net interest-bearing debt at the end of 2017 was USD 620m.

Announcement no. 9 / 12 April 2018	Results from TORM plc's Annual General Meeting on 12 April 2018	Page 3 of 4

TORM's operating activities in 2017 generated a net cash inflow of USD 110m. Cash flow from investing activities amounted to a net cash outflow of USD 114m, and cash flow from financing activities was a net cash inflow of USD 62m in 2017.
Independent Auditor's report
The 2017 annual report is issued with an unqualified auditor's report.
Share price development
TORM had 62.3m A-shares outstanding through 2017.
During 2017, the average daily trading volume on Nasdaq Copenhagen was approximately 43,000 shares.
The share price ended 2017 at approximately 54 DKK per share.
Following the equity raise in January 2018, TORM has 74.2 million A-shares outstanding.
As of closing yesterday, the share price was DKK 44.30.

Dividend
In line with the Company's Distribution Policy, the Board of Directors proposes that no dividend be distributed for the second half of 2017. We made an interim dividend of USD 1.2m or USD 0.02 per share for the first of 2017.
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On behalf of the Board of Directors, I would like to conclude by thanking all our stakeholders for their cooperation throughout 2017. The Board of Directors would also like to express its appreciation to TORM's entire organization for an outstanding contribution during 2017 and so far in 2018.

Announcement no. 9 / 12 April 2018	Results from TORM plc's Annual General Meeting on 12 April 2018	Page 4 of 4